United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of August 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

2Q24 Earnings Release August 2024

CEO Letter

inter&co

With the 60/30/30 plan nearly a third of the way through, I am pleased to share another quarter of progressive results: ROE of 10.4%, a total client base of 33.3 million, and loan portfolio growth of 35% YoY.

Our key competitive advantage remains as strong as ever, with deposits growing by 34%, showing the high regard and trust our clients place in us. We continue to advance at an above market pace, demonstrating that our business model generates alpha by successfully combining growth and profitability.

These numbers are a testament to our unwavering commitment to the best in-class user experience, operational excellence and cost efficiency. We are confident in our ability to overcome challenges, seize opportunities, and achieve sustainable growth with superior profitability.

An opportunity that was seized in the quarter was the full acquisition of merchant acquirer Granito, now re-branded Inter Pag. This aligns with our approach to capitalize on the growing small and medium business market. Combined with our proprietary technology, we aim to deliver comprehensive payment and credit solutions to millions more of business customers. Currently, we command a significant stake of nearly 9% of business account market share in Brazil and aim to use our complete platform to continue to leverage those relationships through a holistic product offering.

Additionally, I would like to take this opportunity to extend our appreciation to Alexandre Riccio for accepting the new role of Brazil CEO. With 11 years of invaluable contribution to the development of our digital bank and financial super app, Alexandre's leadership will undoubtedly fortify our dedication to continuous growth and strong financial performance within Latin America's largest economy.

Looking ahead, we continue to build upon these successes by strengthening our client relationships, expanding our market presence, and pursuing strategic initiatives aligned with our long-term vision.

João Vitor Menin

Inter&Co Global CEO


inter
US$ 1.234,00

2Q24 Highlights

Financial

Revenue growth

Total gross revenue

R$ 2.4 bn

+24%YoY

Record

Bottom line

Net income

R$ 223 mm

+247% YoY

Record

Profitability

ROE

10.4 %

+6.8 p.p. YoY

Record

Operational

Number of clients

Total clients

33 mm

+ 5.5 mm YoY

Record

AuC

Assets Under Custody

R$ 105 bn

+37% YoY

Record

Transactional volume

Cards + PIX TPV

R$ 290 bn

+47% YoY

Record

Note: Definitions are in the Appendix section of this Earnings Release.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

1

Quarter Highlights

	2Q24	1Q24	2Q23	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**33.3**	31.7	27.8	4.9%	19.8%
Active Clients mm	**18.4**	17.4	14.5	5.7%	27.0%
Gross ARPAC R$	**44.7**	45.2	46.1	-0.9%	-2.9%
CTS R$	**11.1**	11.7	12.5	-4.7%	-11.2%
CAC R$	**32.6**	28.9	27.1	12.6%	20.3%
Income Statement					
Total Gross Revenue R$ mm	**2,404**	2,291	1,939	4.9%	24.0%
Net Revenue R$ mm	**1,479**	1,401	1,150	5.5%	28.6%
Pre Tax Net Income R$ mm	**298**	274	80	N/M	N/M
Net Income R$ mm	**223**	195	64	14.1%	N/M
Balance Sheet & Capital					
Gross Loan Portfolio R$ bn	**35.7**	32.1	26.5	11.0%	34.8%
Funding R$ bn	**47.8**	43.8	35.7	9.1%	33.9%
Shareholders' Equity R$ bn	**8.6**	8.5	7.3	0.8%	17.6%
Tier I Ratio %	**19.3%**	20.3%	22.8%	-1.0 p.p.	-3.5 p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**290**	257	197	12.9%	47.3%
GMV R$ mm	**1,136**	994	756	14.4%	50.4%
AuC R$ bn	**105**	95	77	10.9%	36.9%
Asset Quality					
NPL > 90 days %	**4.7%**	4.8%	4.7%	-0.2 p.p.	0.0 p.p.
NPL 15-90 days %	**3.9%**	4.4%	4.2%	-0.5 p.p.	-0.3 p.p.
Coverage Ratio %	**130%**	131%	130%	-0.7 p.p.	0.0 p.p.
Performance KPIs					
NIM 1.0 %	**7.8%**	7.8%	8.1%	0.0 p.p.	-0.3 p.p.
NIM 2.0 - IEP Only %	**9.2%**	9.2%	9.5%	0.0 p.p.	-0.3 p.p.
Risk Adjusted NIM 1.0 %	**4.6%**	4.5%	4.1%	0.1 p.p.	0.5 p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.5%**	5.3%	4.8%	0.1 p.p.	0.7 p.p.
Cost of Funding % of CDI	**64.3%**	61.9%	58.6%	2.3 p.p.	5.6 p.p.
Fee Income Ratio %	**30.4%**	30.7%	30.3%	-0.4 p.p.	0.1 p.p.
Efficiency Ratio %	**47.9%**	47.7%	53.4%	0.1 p.p.	-5.5 p.p.
ROE %	**10.4%**	9.7%	3.6%	0.7 p.p.	6.8 p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 2

2Q24 Strategic Update

inter&co

Clients & Engagement	• Activation rate increase of 45 bps QoQ to 55.3%, the highest since 2021 • Added another ~1mm net new active clients in the quarter
Team & Talent	• New CEO Brazil, Alexandre Riccio, and new IRO, Rafaela Vitória • New team members: M. Saccarelli, R. Leandro, M. Dantas, F. Bacchin, and J. Allen
Loan Portfolio	• 35% YoY gross loan portfolio growth, reaching R$ 35.7 billion • Accelerating growth in consumer finance products
Asset Quality	• NPL > 90 days decreased 0.1 p.p. during the quarter to 4.7% • Cost of Risk reached 5.0%, the lowest level since 2022
Funding & Cost of Funding	• Strong deposits franchise, with funding growing 34% YoY • Cost of funding decreased to 6.8%, lowest level since 1Q22
Operational Leverage	• Cost-to-serve decreased to R$ 11.1, -11% YoY • Efficiency ratio at 47.9% remaining on track with 60/30/30 plan
Bottom Line	• Record pre-tax & net income of R$298 and R$223 million, respectively • ROE reached 10.4%, surpassing the double-digit level



Note: Definitions are in the Appendix section of this Earnings Release.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

3

Unit Economics

Client Growth & Engagement

We added 1.4 million new clients in 2Q24, with 1 million net new active clients, underlining Inter's position as a complete platform and trusted financial super app. In order to achieve these results several measures were taken. The main ones were the new member-get-member program, increased hyper-personalization and continued onboarding process optimization.

With Loop as a pillar, the member-get-member program was relaunched to incentivize existing clients to refer new users to our financial super app. Our hyper-personalization strategy evolved not only to create a unique product offering to each client but also to provide them with tailor-made communications. These take into account a range of variables such as life milestones, physical location, anniversaries and more.

By continuously refining our onboarding process, we are able to gain deeper insights into client behavior, which in turn allows us to accelerate the activation rate. This quarter, we have strategically optimized the implementation of PIX, a powerful product, resulting in a substantial 10 percentage point increase in PIX key registrations. Nearly 80% of new individual clients have registered a PIX key. These achievements highlight our commitment to constantly enhancing our services and to providing a seamless and efficient experience.


Total Clients
In millions
QoQ
YoY
20.7
22.8
24.7
26.3
27.8
29.4
30.4
31.7
33.3
+5%
+20%
10.7
11.6
12.6
13.5
14.5
15.5
16.4
17.4
18.4
+6%
+27%
51.7%
51.2%
51.0%
51.5%
52.2%
52.7%
54.0%
54.9%
55.3%
+42 bps
+312 bps
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Active Clients

CAC increased to R$ 32.6, driven by our new brand awareness campaign that aims to continuously increase brand value. We have already witnessed successful early outcomes, such as a 20% increase in App downloads. Additionally, a targeted campaign has helped attract higher-quality customers, as reflected in the increasing activation rate. On the other hand, operational costs remained flat this quarter, thanks to improved efficiency in the account opening process.


CAC
In R$
Marketing Costs
Operational Costs
QoQ
YoY
32.1
28.3
30.4
29.8
27.1
25.9
24.6
28.9
32.6
+13%
+20%
50% 16.1
55% 15.6
51% 15.6
56% 16.8
73% 19.7
68% 17.5
63% 15.5
50% 14.6
45% 14.6
+0%
-26%
50% 16.0
45% 12.7
49% 14.8
44% 13.0
27% 7.4
32% 8.4
37% 9.1
50% 14.4
55% 18.0
+25%
+143%
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

Note: Definitions are in the Appendix section of this Earnings Release.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 4

Unit Economics ARPAC Gross ARPAC By Cohort In R$, monthly Quarters of RelationshipQuarters of Relationship 12.8 13.5 14.9 17.1 17.9 17.7 18.5 19.2 28.6 30.6 28.8 29.6 30.5 30.2 30.1 30.4 15.8 17.1 13.8 12.5 12.7 12.5 11.7 11.1 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 As we evolve in client acquisition and engagement, we see upside in new cohorts' ARPAC levels. Furthermore, our strategic emphasis on high-return credit products, such as FGTS and Home Equity loans, and hyper-personalization has played a pivotal role in driving sequential improvements in ARPAC trends per cohort. By strategically combining higher engagement, client monetization, and optimizing costs, we are positioned to deliver sustained long-term value to our clients and shareholders as reflected in our Unit Economics metrics. Our net ARPAC increased to R$ 30.4, while another reduction in the cost-to- serve, resulted in a record margin per active client of R$ 19.2, an impressive 12% YoY improvement. 2Q24 1Q18 ARPAC and CTS Evolution In R$, monthly Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 5 QoQ YoY +1% +2% Net ARPAC -5% -11% Cost-to-serve +4% +12% Margin per Active Client (Net of Interest Expenses) 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 25 0 10 20 30 40 50 60 1 3 5 7 9 11 13 15 17 19 21 23 Note: Definitions are in the Appendix section of this Earnings Release. Net ARPAC By Cohort In R$, monthly R$64 Mature Net ARPAC R$30 Avg. Net ARPAC 2Q24 1Q18 R$95 Mature Gross ARPAC R$45 Avg. Gross ARPAC

Unit Economics Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 6 Our business account is much more than a simple and free digital product. It represents an intelligent approach for our customers to manage their businesses' finances efficiently. Our account offers a wide range of services, including unlimited charge free PIX transfers, access and approval management, cards with rewards program, and API solutions. Business Accounts Note 1: Total business in Brazil (CNPJs ativos) according to Painéis do Mapa de Empresas. Note 2: Number of CNPJs registered with Inter’s current individual clients. We have achieved an impressive 9.5% market penetration of business accounts in Brazil. Additionally, we have a potential pool of more than 3 million companies within our existing retail customer base, who are currently business owners but do not have a business account with us yet. This is a unique low CAC growth opportunity, leveraging already established customer loyalty through their personal account. 22.1 MM Total Business in Brazil1 9.5% 2.1 MM 5.5 MM 24.9% Potential within current client base2 Market Penetration In % and In millions Our business customers play a crucial role in our successful deposit base. They have a higher engagement level compared to our retail customers, with an activation ratio that is ~10 p.p. higher. Our activation rate among business clients is close to 80%. 0.9 1.3 1.7 2.1 - 0 .5 1 .0 1 .5 2 .0 2 .5 2Q21 2Q22 2Q23 2Q24 Total Business Clients In millions 6.2% of total clients ~80% Activation rate In May 2024, we acquired the remaining 50% of Inter Pag (formerly Granito) capital stock, reaching full ownership, a strategic move aligned with our SMBs market growth goal. By leveraging our proprietary technology, we aim to provide comprehensive credit and payments solutions for both Inter and Inter Pag customers. Inter Pag serves around 100,000 customers, many of whom still do not have accounts with Inter. Within our current business client base of 2 million, we have an enormous potential for our acquiring services, a strategy that combines the appeal of our financial super app with the enhanced offerings from Inter Pag.

Loan Portfolio

Loan Portfolio

Total Portfolio

Thanks to robust funding growth, our total loan portfolio has achieved a remarkable 35% YoY increase. Notably, our FGTS and Home Equity portfolios have seen remarkable growth with a year-over-year increase of 123% and 50% respectively. In addition to our loan growth, we have made consistent improvements in our portfolio mix. We strategically reallocated capital to products that offer higher ROE, supported by tailored commercial incentives and robust risk management frameworks.

Additionally, we're excited to highlight an impressive 89% QoQ growth in the consumer finance portfolio, which includes PIX financing, BNPL, and overdraft. Collectively this portfolio reached R$330 million in 2Q24. Despite the accelerated loan growth of the unsecured lines, asset quality of the new portfolio remains healthy, considering its short duration, lower average ticket and high recurrence.

During the quarter, we experienced the reacceleration of two loan types: anticipation of credit card receivables and SMBs. Both play a crucial role in our business accounts growth strategy. Following our acquisition of Inter Pag in May, Inter has begun financing the entire portfolio operated by the company. Our competitive cost of funding and increased liquidity allow us to efficiently fund the acquirer operation. As for SMBs, we remain dedicated to delivering enhanced credit solutions to our clients and establishing our relevance in this market segment.


Gross Loan Portfolio
In R$ billions
+35%YoY
Total
Anticip. of CC Receiv.
Credit Card
Agribusiness
SMBs
FGTS
Personal
Home Equity
Real Estate
2Q22: 19.9; 2%; 0.4; 30% 6.0; 2%; 0.5; 15%, 2.9; 1%, 0.2; 21%, 4.2; 7%, 1.5; 21%, 4.2
3Q22: 22.0; 5%, 1.0; 29% 6.4; 3%; 0.6; 14%, 3.0; 2%, 0.4; 21%, 4.6; 7%, 1.5; 20%, 4.4
4Q22: 24.5; 8%, 1.8; 28% 6.9; 3%; 0.7; 14%, 3.4; 3%, 0.7; 20%, 4.8; 6%, 1.6; 19%, 4.7
1Q23: 25.1; 5%, 1.3; 29% 7.3; 3%; 0.8; 12%, 3.1; 4%, 1.1; 20%, 5.0; 7%, 1.7; 20%, 4.9
2Q23: 26.5; 5%, 1.3; 29% 7.7; 3%; 0.7; 12%, 3.2; 5%, 1.3; 20%, 5.2; 7%, 1.8; 20%, 5.2
3Q23: 28.3; 4%, 1.2; 31% 8.7; 3%; 0.8; 12%, 3.4; 6%, 1.6; 18%, 5.0; 7%, 2.0; 19%, 5.5
4Q23: 31.0; 4%, 1.2; 30% 9.5; 2%; 0.7; 12%, 3.9; 6%, 1.9; 17%, 5.2; 7%, 2.3; 20%, 6.3
1Q24: 32.1; 4%, 1.3; 31% 10.1; 3%; 0.8; 11%, 3.4; 7%, 2.4; 16%, 5.1; 8%, 2.5; 21%, 6.6
2Q24: 35.7; 8%, 2.7; 29% 10.5; 2%; 0.8; 12%, 4.4; 7%, 2.6; 14%, 5.0; 8%, 2.8; 19%, 6.9


Consumer Finance[1]
In R$ millions
+89% QoQ
175
330
1Q24
2Q24

R$ millions

	2Q24	1Q24	2Q23	Variation % ΔQoQ	Variation % ΔYoY
Gross Loan Portfolio					
Real Estate	**9,704**	9,124	7,020	6.3%	38.2%
Home Equity	**2,767**	2,487	1,841	11.2%	50.3%
Mortgage	**6,937**	6,637	5,179	4.5%	33.9%
Personal	**7,555**	7,438	6,500	1.6%	16.2%
FGTS	**2,568**	2,356	1,330	9.0%	93.0%
Personal excluding FGTS	**4,988**	5,082	5,170	-1.9%	-3.5%
SMBs	**4,359**	3,377	3,215	29.1%	35.6%
Credit Cards	**10,508**	10,112	7,681	3.9%	36.8%
Agribusiness	**845**	808	724	4.6%	16.7%
Total	**32,972**	**30,859**	**25,141**	6.8%	31.1%
Anticip. Of C.C. Receivables	**2,703**	1,285	1,333	110.3%	102.8%
Total inc. Anticip. Of C.C. Rec.	**35,674**	32,144	26,474	11.0%	34.8%

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Carteira de consumer finance inclui PIX crédito, boleto parcelado, cheque especial, BNPL e outras linhas de crédito não-colateralizadas.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
7

Draft – 07/26 – 06:00 PM BRTLoan Portfolio Implied rates The all-in interest rate on loans remained stable on a quarter-on-quarter and year-on-year basis at 21%. Despite the ongoing repricing of our portfolio, lower inflation (IPCA) in the quarter, which affected real estate loans, and a lower interest rate environment overall, lead to a decrease in the origination rate. Annualized Interest Rates1 In % Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 8 14.9% 16.1% 13.3% 18.5% 16.9% 21.0% 13.6% 10.4% 15.5% 16.7% 57.4% 66.5% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 QoQ YoY -1.5 p.p. -6.3 p.p. Credit Cards -0.1 p.p. -0.0 p.p. All-in Loan Rate -0.1 p.p. +1.4 p.p. Personal + FGTS +2.2 p.p. +0.5 p.p. SMBs +0.7 p.p. +1.5 p.p. Real Estate + H.E. -0.2 p.p. -2.2 p.p. Securities 136% 139% 138% 146% 154% 156% 164% 187% 200% 110% 81% 89% 91% 92% 90% 91% 94% 99% 0% 50% 100% 150% 200% 250% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 All-in Loan Rate (as % of CDI) Securitites (as % of CDI) Annualized Interest Rates1 In % of average daily CDI of the quarter When analyzing the rates as a percentage of CDI, it becomes apparent that the rates are consistently increasing, due to repricing efforts of our legacy portfolio of payroll and mortgages, and the strategic focus on allocating capital to higher-ROE products. Note 1: Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line “Future and Swaps”. Note 2: Home Equity includes both business and individuals’ portfolio.

Asset Quality

NPLs

We continue to operate a high quality and highly collateralized credit portfolio which is therefore resilient to the credit cycle.

In terms of asset quality, we saw stable trends across all metrics. Both NPLs, 15 to 90 days and above 90 days presented slight improvements. Regarding NPL and Stage 3 Formation, we experienced and increase in the metrics as a result of the 2Q23 cohort which presented a higher-than-average delinquency.

Finally, on a cohort basis, the newer credit card clients continue to perform well, providing a positive outlook for the coming quarters.

These results demonstrate our dedication to managing credit risks to deliver sustainable value to our stakeholders.



NPLs[1]
In %


4.7%
4.7%
4.6%
4.8%
4.7%
4.2%
4.3%
4.0%
4.4%
3.9%
2Q23
3Q23
4Q23
1Q24
2Q24
NPL > 90 days
NPL 15-90 days

NPL and Stage 3 Formation[2]
In %


1.63%
1.65%
1.52%
1.52%
1.67%
1.63%
1.63%
1.51%
1.55%
1.65%
2Q23
3Q23
4Q23
1Q24
2Q24
NPL Formation
Stage 3 Formation

NPLs Excluding Anticipation of CC Receivables
In %


4.9%
4.9%
4.8%
5.0%
5.0%
4.4%
4.5%
4.2%
4.6%
4.3%
2Q23
3Q23
4Q23
1Q24
2Q24
NPL > 90 days (excl. CC Rec.)
NPL 15-90 days (excl. CC Rec.)

Cost of Risk[1,3]
In %


6.5%
6.2%
5.4%
5.4%
5.3%
6.2%
5.9%
5.2%
5.2%
5.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Cost of Risk (Excl. CC Rec.)
Cost of Risk

Credit Cards NPL 90 days per cohort[4]
In %


1Q24
4Q21
3
4
5
6
7
8
9
10
11
12
Month of Relationship

Coverage Ratio[5]
In %


130%
132%
132%
131%
130%
2Q23
3Q23
4Q23
1Q24
2Q24

Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = (Δ Stage 3 Balance + Write-Offs of the period) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. Note 3: 1Q22: managerial number, excluding non-recurrent provision. Note 4: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 5: Including Provision for expected loss.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 9

Asset Quality

inter&co

Renegotiations

During the 2Q24, the proportion of the renegotiated portfolio within the total gross loan portfolio increased to 4.2%. This increase was primarily driven by real estate loans in Rio Grande do Sul, as a direct consequence of the floods that occurred in May 2024. It is worth noting that this increase was a one-time effect, as a proactive action from Inter for clients from Rio Grande do Sul. We do not anticipate any further impacts in the coming quarters.

The majority of these renegotiated loans were from clients who were not overdue, and renegotiation discounts expenses remained flat quarter-over-quarter.



Renegotiated Portfolio
In R$ millions and in %



% of Total Gross Loan Portfolio
3.8% 3.6% 3.6% 3.3% 3.3% 3.5% 3.4% 3.3% 3.4% 4.2%
Total
706 722 789 807 839 925 972 1,014 1,089 1,482
Non-Performing[2]
31% 219
27% 198
31% 242
38% 309
38% 318
33% 309
31% 301
31% 310
32% 353
22% 329
Performing[1]
69% 487
73% 524
69% 547
62% 498
62% 521
67% 617
69% 671
69% 704
68% 737
78% 1,153
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24

Renegotiated Portfolio Breakdown
In R$ millions and %

Approximately 70% of the renegotiated portfolio is related to mortgages.

These loans have delivered strong performance once renegotiated, given their attractive LTV of over 40%, encouraging debtors to repay.



Rio Grande do Sul Related Loans
201, 14%
405 27%
Credit Cards
1,482
2Q24
Non-Cards
876 59%

Note 1: Non-overdue portfolio. Note 2: More than 15 days overdue.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 10

Funding

Deposits

We observed an impressive growth of 34% YoY in our funding franchise. This has been primarily driven by Time Deposits and Transactional Balances, which increased 45% and 29% respectively, validating the usage of our platform by our clients, who trust Inter with their deposits.


Funding & Funding per Active Clients
In R$ billions & in R$ thousand
2.59 2.64 2.60 2.48 2.46 2.56 2.65 2.51 2.60
30.7 32.8 33.8 33.5 35.7 39.6 43.5 43.8 47.8
11%; 3.3 12%; 3.9 13%; 4.5 13%; 4.2 11%; 3.9 12%; 4.7 11%, 4.7 11%, 4.8 11%, 5.3
20% 6.1 21% 6.9 18% 6.2 20% 6.6 20% 7.0 19% 7.5 19% 8.1 19% 8.2 18% 8.5
38% 11.6 35% 11.6 34% 11.5 35% 11.7 36% 13.0 38% 15.1 38% 16.3 39% 16.9 39% 18.8
32% 9.8 32% 10.4 34% 11.6 33% 11.0 33% 11.7 31% 12.3 33% 14.4 32% 13.8 32% 15.1
2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
QoQ YoY
+3% +5% Funding per Active Client 1
+9% +34% Total
+10% +34% Other 2
+4% +22% Securities Issued
+11% +45% Time Deposits 3
+9% +29% Transactional Deposits 4

The average cost of funding decreased 1.25 p.p. YoY to 6.8%, while the all-in cost of funding reached 64.3% of CDI.

Our competitive funding cost is the result of our high transactional deposits, which despite strong balance sheet growth across many years, remain as strong as ever.


Cost of Funding
In %, annualized
12.4% 13.5% 13.7% 13.7% 13.7% 13.3% 12.2% 11.3% 10.5%
57.3% 59.0% 54.8% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3%
7.1% 7.9% 7.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8%
2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
QoQ YoY
-0.77 p.p. -3.14 p.p. Average CDI Rate
+2.34p.p. +5.64p.p. Cost of Funding As % of CDI
-0.23 p.p. -1.25 p.p. Cost of Funding

Note 1: Funding per active client considers total funding divided by the total number of active clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending. Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
11

Financial Performance 64% 561 65% 556 67% 675 69% 712 70% 802 65% 819 67% 876 69% 971 70% 1030 36% 316 35% 295 33% 327 31% 313 30% 348 35% 447 33% 437 31% 430 30% 449 877 850 1,002 1,024 1,150 1,265 1,313 1,401 1,479 1,461 1,540 1,704 1,800 1,939 2,143 2,197 2,291 2,404 40 0 90 0 140 0 190 0 24 00 29 00 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Revenue R$ millions Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 12 Revenue In R$ millions 2Q24 1Q24 2Q23 ∆QoQ ∆YoY Total Revenues Interest income incl. loan hedge results 1,360 1,286 1,092 5.7% 24.5% Income from securities and derivatives excl. loan hedge results 442 446 402 -0.9% 10.0% Revenues from services and commissions 517 468 363 10.5% 42.3% Other revenues 85 90 81 -5.8% 4.4% Total gross revenue 2,404 2,291 1,939 4.9% 24.0% Interest expenses (773) (762) (692) 1.4% 11.6% Expenses from services and commissions (33) (34) (32) -3.2% 3.8% Cashback expenses (91) (63) (58) 43.6% 57.0% Inter Loop (29) (30) (7) -4.8% 335.5% Total net revenue 1,479 1,401 1,150 5.5% 28.6% Variation % QoQ YoY +5% +24% Total Gross Revenue +6% +29% Total Net Revenue +4% +29% Net Fee Revenue +6% +28% Net Interest Income We reached R$ 2.4 in total gross revenue and 1.5 billion in net revenue, another record quarter. This strong performance was driven by the Net Interest Income expansion, mainly on Home Equity and FGTS portfolios. Our diversified fee revenue base also printed a strong growth of 29% YoY, as we continue to increase monetization and engagement in all our seven business verticals. The combination of these factors resulted in a total net revenue growth of 29% YoY and +6% QoQ. Note: Definitions are in the Appendix section of this Earnings Release.

Financial Performance 6.95% 6.38% 7.23% 7.42% 8.13% 7.80% 7.60% 7.80% 7.81% 8.13% 7.45% 8.42% 8.67% 9.53% 9.19% 8.99% 9.23% 9.23% 5. 0% 5. 5% 6. 0% 6. 5% 7. 0% 7. 5% 8. 0% 8. 5% 9. 0% 9. 5% 10. 0% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3.95% 3.36% 4.40% 3.76% 4.09% 3.91% 4.27% 4.50% 4.62% 4.62% 3.92% 5.12% 4.40% 4.79% 4.61% 5.05% 5.32% 5.45% 1.0% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 NIM 1.0 & 2.0 In % Net Interest Margins Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 13 136% 139% 138% 146% 154% 156% 164% 187% 200% 110% 81% 89% 91% 92% 90% 91% 94% 99% 66% 55% 62% 64% 70% 69% 73% 82% 88% 37% 29% 37% 32% 35% 35% 41% 47% 52% 10% 30% 50% 70% 90% 110% 130% 150% 170% 190% 210% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Yields In % of average daily CDI of the quarter QoQ YoY +12bps +53bps Risk- Adjusted NIM 2.0 IEP Only +13bps +66bps Risk- Adjusted NIM 1.0 QoQ YoY -0.1bps -30bps NIM 2.0 IEP Only +1.3bps -32bps NIM 1.0 QoQ YoY + 13.1 p.p. + 46.0 p.p. All-in Loan Rate As % of CDI + 5.1 p.p. + 6.7 p.p. Securities As % of CDI + 6.0 p.p. + 18.0 p.p. NIM 2.0 As % of CDI + 4.7 p.p. + 16.8 p.p. Risk-Adjusted NIM 2.0 As % of CDI Our NIMs had another strong quarter, with a +13 bps QoQ increase in risk-adjusted NIM 1.0. These results underscore the positive impact of our risk-adjusted credit underwriting model, loan repricing strategies, and best-in-class efficiency ratio. As a result, we achieved the second highest quarterly NIM and the best Risk-Adjusted NIM. These metrics have consistently shown growth over the past four quarters. Note: Definitions are in the Appendix section of this Earnings Release. Risk-Adjusted NIM In %

Financial Performance Fee Revenue Net Fee Revenue & Net Fee Income Ratio In R$ millions & in % of revenues 316 295 327 313 348 447 437 430 449 36.0% 34.7% 32.6% 30.5% 30.3% 35.3% 33.3% 30.7% 30.4% - 30% - 20% - 10% 0% 10% 2 0% 3 0% 4 0% 0 10 0 2 0 3 0 4 0 5 0 6 0 7 0 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Net Fee Revenue Fee Income Ratio Net Fee Revenue and SG&A Evolution In R$ millions & in % 316 295 327 313 348 447 437 430 449 557 592 685 596 575 614 628 628 660 57% 50% 48% 52% 60% 73% 70% 69% 68% 5% 15% 25% 35% 45% 55% 65% 75% - 200 400 600 800 1,000 1,200 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Net Fee Revenue SG&A SG&A ÷ Net Fee Revenue Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 14 Net fee revenue increased by 29% YoY. This was due to solid performances in interchange, banking, shopping and insurance. It remains at approximately 30% of total net revenues, covering 68% of our SG&A costs. Note: Definitions are in the Appendix section of this Earnings Release. R$ millions 2Q24 1Q24 2Q23 ∆QoQ ∆YoY Description Net result from services and commissions Interchange 255 242 186 5.3% 37.2% Interchange from debit and credit cards Comission and brokerage fees 189 146 117 29.6% 62.3% Inter Shop, Seguros, Invest and Global Commissions Banking and credit operations 28 26 22 7.6% 27.1% Business Account fees and credit underwriting fees Investments 28 29 18 -4.0% 52.8% Inter Invest management, admininstration fees and DCM Other 17 25 21 -30.9% -16.5% Banking related commission fees Total revenues from services and commissions 517 468 363 10.5% 42.3% Cashback expenses (91) (63) (58) 43.6% 57.0% Cashback expense from all products Inter Loop (29) (30) (7) -4.8% 335.5% Inter Loop expenses excluding cost of funding Other expenses (33) (34) (32) -3.2% 3.8% Withdrawls, Real Estate commissioning and others Total 364 340 267 7.0% 36.5% Other revenues Performance 17 24 28 -31.1% -40.1% MasterCard, Liberty and B3 performance fees Capital gains (losses) 6 3 6 70.0% -10.0% Payments for overdelivered performance Foreign exchange 12 22 26 -43.9% -53.4% Exchange revenues, including USEND Other 50 41 21 23.6% 140.4% Other revenues Total 85 90 81 -5.8% 4.4% Net Fee Income 449 430 348 4.3% 29.0% Variation %

Financial Performance Efficiency 114 119 115 137 140 158 172 179 192 202 100 89 89 95 108 96 91 98 100 100 104 7 0 10 0 13 0 16 0 19 0 2 20 4Q21 2Q22 4Q22 2Q23 4Q23 2Q24 Net Revenue (- Tax expenses) Personnel & Administrative Expenses Revenue vs. Expenses In %, index in a 100 basis Efficiency Ratio In % 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 14.8% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 33.1% 13% 2 3% 3 3% 4 3% 5 3% 6 3% 7 3% 2Q22 4Q22 2Q23 4Q23 2Q24 Total Personnel Eff. Ratio Administrative Eff. Ratio Risk Adjusted Efficiency Ratio1 In % 103% 99% 85% 80% 75% 69% 69% 6 0% 7 0% 8 0% 9 0% 10 0% 1 0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 15 Thanks to our unwavering commitment to cost control, we have been consistently widening the gap between the growth rate of our net revenue and expenses. The positive results of this quarter further exemplify the scalability and efficiency of our robust business model. By diligently managing costs and optimizing operational processes, we continue to drive sustainable growth and maximize value for our stakeholders. In efficiency, we are on track for the 60/30/30 plan with a 47.9% ratio. This marked a slight increase mainly impacted by higher strategic expenses related to personnel and marketing during the quarter. Investments that are aimed at keeping our competitive edge whilst we expand our business in the coming years. Note: Definitions are in the Appendix section of this Earnings Release.

Financial Performance

inter&co

Efficiency

For the third consecutive quarter were able to decrease our CTS, reaching R$11.1, an 11% YoY improvement. This is a result of our ongoing efforts to optimize operations and streamline expenses, which allowed us to achieve an even higher level of efficiency in our day-to-day activities.

Cost-to-Serve
In R$, monthly


-11% YoY
15.7
15.8
17.1
13.8
12.5
12.7
12.5
11.7
11.1
2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24

Active Clients per Employee[1]
In thousands


+26%YoY
2.6
2.9
2.9
3.1
3.1
3.3
3.5
3.8
4.2
4.5
4.7
5.0
4.9
5.2
5.2
5.5
5.0
5.7
2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
Active Clients per Employee
Active Clients per Employee (excl. Interns)


inter
R$ 1.234,00
Pix
Pagar
Cartões
Investir
Shopping
Gift Card
Mostrar mais
R$ 900,00
R$ 2.100,00
1 milhão
R$ 1.234,00

At the start of the second quarter of 2024, we launched the 2nd "Go Tech", our technology internship program, successfully onboarding 195 interns into our team.

To establish a consistent baseline, excluding interns, we achieved a notable YoY improvement of 26% in our active clients per employee ratio, which now stands at an impressive 5.7 per thousand.

R$ millions	2Q24	1Q24	2Q23	Variation % ΔQoQ	Variation % ΔYoY
Total net revenues	**1,479**	**1,401**	**1,150**	5.5%	28.6%
Net interest income	**1,030**	971	802	6.1%	28.4%
Net result from services and commissions	**364**	340	267	7.0%	36.5%
Other revenues	**85**	90	81	-5.8%	4.4%
Tax expenses	**(99)**	(86)	(72)	15.2%	37.2%
Total expenses	**(660)**	**(628)**	**(575)**	5.2%	14.7%
Personal expenses	**(204)**	(190)	(186)	7.2%	9.6%
Depreciation and amortization	**(53)**	(42)	(41)	26.6%	28.9%
Administrative expenses	**(403)**	(395)	(348)	1.9%	15.8%
Efficiency Ratio	**48%**	**48%**	**53%**	0 p.p.	-6 p.p.
Personnel Efficiency Ratio	**15%**	**14%**	**17%**	0 p.p.	-2 p.p.
Administrative Efficiency Ratio	**33%**	**33%**	**32%**	0 p.p.	1 p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 16

Financial Performance

Expenses

In the second quarter of 2024, total expenses increased by 5.2% driven by personnel and advertising and marketing. During the months of April to July, we launched a marketing campaign, aimed at increasing brand awareness. Since its launch we have seen a notable 25% increase in searches for Inter and a 20% increase in app downloads. As for personnel expenses, we strategically increased hiring in key areas such as technology and reinforcing commercial and product teams. We are also strengthening our senior management.

Expenses Breakdown[1]

In R$ millions



QoQ
YoY
557
592
685
596
575
614
628
628
660
+5% +15% Total
148 166 171 157 127 151 154 154 181
+18% +43% Other [2]
36 36 56 38 41 41 41 42 53
+27% +29% D&A
32 23 40 20 21 22 30 34 49
+44% +132% Advertising & Marketing
169 190 178 209 200 190 180 207 173
-17% -14% Data Processing [3]
172 176 240 172 186 211 221 190 204
+7% +10% Personnel [4]
2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24

R$ millions	2Q24	1Q24	2Q23	Variation % ΔQoQ	Variation % ΔYoY	Description
Expenses						
Data processing and information technology	**173**	207	200	-17%	-14%	Data centers, systems maintenance, communicantion
Personnel expenses	**204**	190	186	7%	10%	Salaries and benefits (including Board)
Others	**181**	154	119	18%	52%	Reimbursement, communication and portability
Depreciation and amortization	**53**	42	41	27%	29%	
Advertising and marketing	**49**	34	21	44%	132%	Advertisement and public relations expenses
Total Expenses	**660**	**628**	**567**	5.2%	16.4%	

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". Note 2: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 3: Data processing and information technology. Note 4: Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board).

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 17

Financial Performance Net Income Pre-tax Income Net Income ROE -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 9.7% 10.4% Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 18 (56) (29) 16 (30) 29 24 64 104 160 195 223 -111 -100 12 -70 -20 6 80 145 208 274 298 -150 -100 -50 0 50 100 150 200 250 300 350 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Once again, this quarter proved to be a testament to our unwavering commitment to increasing profitability. We are thrilled to announce that we achieved another remarkable milestone, with record- breaking net income of R$ 223 million and EBT of R$ 298 million in 2Q24. These outstanding results reflect our progress in executing our strategic plan. We remain firmly on track with our 60/30/30 strategic plan, which outlines our objectives for growth, profitability, and efficiency. Maintaining this positive momentum is a top priority for us. We are fully dedicated to improving our performance, exploring new opportunities, and constantly optimizing our operations. With a steadfast focus on delivering value to our stakeholders, we are confident in our ability to drive sustainable success in the future. Note: Definitions are in the Appendix section of this Earnings Release. Earning Before Tax, Net Income & ROE In R$ millions

Capital Ratio Capital Ratio One of our key competitive advantages continues to be our strong capital base. Our regulatory capital is fully comprised of high-quality Tier I, with no hybrid instruments. To maintain this advantage over time, we established a framework of ROE-driven underwriting based on return on allocated capital. In 2Q24 our Tier-I ratio decreased to 19.3% mainly due to (1) loan and investments growth and (2) dividend payments from Banco Inter S.A. to Inter&Co. Additionally, the follow-on conducted in January of 2024 increased the capital available at the holding level, creating an efficient capital structure for the overall profitability of the business. Reference Equity In R$ billions Gross Loan Portfolio Growth QoQ Tier-I Ratio RWA Growth QoQ RWA & Tier I Ratio In R$ millions & in % Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 19 3.2 3.2 2.7 2.7 0.8 5.9 6.6 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Banco Inter Inter&Co Tier-I Ratio – Banco Inter S.A. In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Excess Capital Inter&Co1 +14%YoY 22.8% 23.7% 23.0% 20.3% 19.3% 2Q23 3Q23 4Q23 1Q24 2Q24 3% -4% 6% 8% 6% 5% 7% 10% 4% 11% -6% -4% -2% 0% 2% 4% 6% 8% 1 0% 1 2% Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold on the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%. 2Q24 1Q24 2Q23 ∆QoQ ∆YoY Reference Equity - Tier I (RE) 5,898 5,853 5,960 0.8% -1.0% Risk-Weighted Asset (RWA) 30,562 28,866 26,111 5.9% 17.0% Capital Requirement 5,654 5,340 4,831 5.9% 17.0% Margin on Capital Requirements 8,581 8,675 9,178 -1.1% -6.5% Tier-I Ratio (RE/RWA) 19.3% 20.3% 22.8% -1.0 p.p. -3.5 p.p. Variation %

Business Verticals Our Ecosystem BANKING & SPENDING SHOP INVEST INSURANCE GLOBALCREDIT R$1.1bn 1.0mmR$105bn 3.3mmR$35.7bn R$ 290bn LOYALTY Cards + PIX TPV Gross Loan Portfolio GMV Highest GMV ever AuC Strong AuC growth Sales High margin business Global Clients Brazilian diaspora as main focus 8.3mm Clients Attractive new revenue stream Banking 46%, 7 46%, 8 45%, 9 46%, 9 47%, 9 49%, 10.3 49%, 11.7 51%, 11.9 51%, 12.3 54%, 9 54%, 9 55%, 11 54%, 10 53%, 10 51%, 10.9 51%, 12.2 49%, 11.3 49%, 12.0 16 17 19 18 20 21 24 23 24118 138 158 163 177 198 230 234 266 134 155 178 181 197 219 253 257 290 0 10 20 30 40 50 60 70 80 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 20 Debit Credit PIX Total Cards + PIX TPV In R$ billions +47%YoY 7.300,35 Our financial super app offers an integrated digital experience that enables clients to manage and fulfill their needs with a suite of commercial and banking products. And even though we already have a wide range of services and solutions, we continue to focus on improving our platform. In 2Q24, we reached R$ 290 billion in transactions from PIX, debit and credit cards from our clients. Most of those transactions were made through PIX, with a record number of R$ 266 billion in volume in the quarter. That is a 48% increase YoY and represents a strong PIX transactions market share of 8.0%, a ~30 bps QoQ increase. Additionally, we are pleased to highlight that credit card TPV exceeded those of debit cards once again, bolstering our interchange revenue. These achievements can be attributed to our clients engaging in the platform as they progress in their relationship with us. Moreover, newer clients are becoming more actively involved with Inter right from the outset. These favorable outcomes stem from our focus on the app hyper-personalization and continuous improvements in client acquisition strategies. Note: Definitions are in the Appendix section of this Earnings Release.

Business Verticals Loyalty Shopping Investments Insurance Global Active Contracts & Net Revenue In millions & in R$ millions AuC & Deposits in US Dollars In USD millions Active Clients & GMV In millions & in % Active Clients & AuC In millions & in R$ billions 0.8 1.1 2.7 3.2 2Q23 2Q24 Inte r Shop Active Clients 38.5 58.11.5 2.6 -0. 5 0. 0 0. 5 1.0 1.5 2. 0 2. 5 3. 0 0 .0 10 .0 2 0. 0 3 0. 0 4 0. 0 5 0. 0 6 0. 0 7 0. 8 0. 0 9 0. 0 10 0 .0 2Q23 2Q24 Inte r Seguros Active Contracs 76.8 105.2 3.6 5.7 -4. 00 -3. 00 -2. 00 -1.0 0 0. 00 1.0 0 2. 00 3. 00 4. 00 5. 00 6. 00 30 .0 50 .0 70 .0 90 .0 110. 0 130 .0 2Q23 2Q24 221 516 2Q23 2Q24 Loyalty Clients In millions 1.7 8.3 2Q23 2Q24 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 21 Insurance had a historic quarter, with record-breaking growth across operational and financial metrics. Our active client base increased by 70% compared to 2023, reaching 2.6 million. Additionally, we significantly accelerated our sales, with more than 1 million new contracts, nearly triple the amount from a year ago. Our leadership position in the market is a result of our diversified portfolio, integrated experiences, scale, and profitability. Our Global Account offering continues to attract highly qualified clients and remains a testament to our success in expanding our global presence. In 2Q24, we achieved AuC of USD 516 million. This remarkable growth speaks to the effectiveness of replicating our successful funding franchise in the US. In 2Q24, we successfully reached 3.2 million active clients, alongside a remarkable record-breaking quarterly GMV of R$ 1.1 billion. To achieve a balance between growth and profitability, we are actively revamping our strategy. Our focus is on promoting end-to-end transactions to enhance UX and satisfaction, while simultaneously reaccelerating GMV. As a result, cashback expenses have increased in line with GMV, and the net take rate has been impacted by the growing volumes. In 2Q24, we have surpassed a significant milestone, exceeding R$ 100 billion in total AuC, with more than 5.7 million active clients in our vertical. This growth is a testament to our dedication to providing value-added services and ensuring a seamless and engaging experience for our clients. Loop reached 8.3 million clients in 2Q24, which means that 45% of our active clients currently engage with our loyalty program. During the quarter, almost 600,000 clients actively participated in our “missions” and accumulated points. This demonstrates our ability to successfully influence client behavior and foster engagement. Note: Definitions are in the Appendix section of this Earnings Release. GMV Active Clients Active Clients AuC Net Revenues Active Contracts

Rafaela Vitória Chief Economist & IRO Alexandre Riccio Brazil CEO Organizational changes New senior team members Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio 2Q24 Highlights James Allen Independent Board Member Boar of Directors New officers Mônica Saccarelli Investments Officer Rui Leandro Tax Officer Fernando Bacchin Transactional Products Officer Marcelo Dantas1 Finance Officer • Alexandre Riccio assuming as the new Brazil CEO • Rafaela Vitória has taken over as Investor Relations Officer, in addition to continuing her role as Inter’s Chief Economist • Rui Leandro: will lead our tax front; • Monica Saccarelli: the new head of the Investments vertical; • Fernando Bacchin: will lead Credit Cards and Digital Account; • Marcelo Dantas: will join Inter next month as Finance officer; • James Allen as our new independent Board Member, bringing decades of experience into our Board Business Verticals Appendix 22 Note 1: Marcelo Dantas will officially assume his role as director on September 2nd, 2024.

Appendix

Balance Sheet

R$ millions

Balance Sheet	06/30/2024	06/30/2023	Variation % ΔYoY
Assets			
Cash and cash equivalents	2,797	3,672	-24%
Amounts due from financial institutions	5,280	2,557	107%
Compulsory deposits	3,726	1,704	119%
Securities	18,276	14,170	29%
Derivative financial instruments	7	4	98%
Net loans and advances to customers	30,807	23,524	31%
Non-current assets held-for-sale	180	177	2%
Equity accounted investees	88	72	23%
Property and equipment	194	179	8%
Intangible assets	1,662	1,303	28%
Deferred tax assets	1,218	940	30%
Other assets	2,338	1,701	37%
Total assets	**66,573**	**50,003**	**33%**
Liabilities			
Liabilities with financial institutions	10,914	8,024	36%
Liabilities with clients	35,978	26,299	37%
Securities issued	8,543	7,006	22%
Derivative financial liabilities	14	28	-50%
Other liabilities	2,517	1,328	89%
Total Liabilities	**57,966**	**42,686**	**36%**
Equity			
Total shareholder's equity of controlling shareholders	8,462	7,204	17%
Non-controlling interest	146	114	28%
Total shareholder's equity	**8,608**	**7,318**	**18%**
Total liabilities and shareholder's equity	**66,573**	**50,003**	**33%**

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 23

Appendix

Income Statement

R$ millions

Income Statement	2Q24	2Q23	Variation % ΔYoY
Interest income from loans	1,172	1,151	2%
Interest expenses	(773)	(692)	12%
Income from securities and derivatives	630	343	84%
Net interest income	**1,030**	**802**	**28%**
Revenues from services and commissions	397	299	33%
Expenses from services and commissions	(33)	(32)	4%
Other revenues	85	81	4%
Revenue	**1,479**	**1,150**	**29%**
Impairment losses on financial assets	(421)	(399)	6%
Net result of losses	**1,057**	**751**	**41%**
Administrative expenses	(403)	(348)	16%
Personnel expenses	(204)	(186)	10%
Tax expenses	(99)	(72)	37%
Depreciation and amortization	(53)	(41)	29%
Income from equity interests in affiliates	(0)	(23)	-99%
Profit / (loss) before income tax	**298**	**80**	**N/M**
Income tax and social contribution	(75)	(16)	N/M
Profit / (loss)	**223**	**64**	**247%**

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
24

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 25

Appendix Non-IFRS measures and KPIs Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Cost of risk: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers Cost of risk excluding anticipation of credit card receivables: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables Cost of risk excluding credit card: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding credit card Cost-to-serve (CTS): Personnel Expense + Administrative Expenses − Total CAC ÷ 3 Average of the last 2 quarters Active Clients Coverage ratio: Provision for expected credit loss Overdue higher than 90 days Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 26

Appendix

Non-IFRS measures and KPIs

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Interest Earning portfolio (IEP):

Interest Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet – Credit Card Transactor Portfolio

Margin per active client gross of interest expenses:

$$\text{ARPAC gross of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Margin per active client net of interest expenses:

$$\text{ARPAC net of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities and derivatives}$$

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 27

Appendix

inter&co

Non-IFRS measures and KPIs

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

2Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

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Appendix Non-IFRS measures and KPIs Risk-Adjusted NIM 2.0: Net interest income − Impairment losses on Minancial assets x 4 Average of 2 Last Quarters of Interest Earning Portfolio Securities: Income from securities and derivatives – Income from derivatives SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Tier I ratio: Tier I referential equity Risk weighted assets Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 29

Appendix Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 2Q24 Highlights 30

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: August 7, 2024